

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 27, 2010

via U.S. mail and facsimile
Salvatore D. Fazzolari, Chief Executive Officer
Harsco Corporation
350 Poplar Church Road
Camp Hill, Pennsylvania 17011

   RE: Harsco Corporation
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Definitive Proxy filed March 24, 2010
      File No. 001-03970

Dear Mr. Fazzolari:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Terence O'Brien
          Accounting Branch Chief